Exhibit 99.1

CNFinance Files Annual Report on Form 20-F for Fiscal Year 2021

GUANGZHOU, China, April 27, 2022 /PRNewswire/ -- CNFinance Holdings Limited (NYSE: CNF) ("CNFinance" or the "Company"), a leading home equity loan service provider in China, today announced that it filed its annual report on Form 20-F for the fiscal year ended December 31, 2021 with the U.S. Securities and Exchange Commission ("SEC") on April 27, 2022.

The annual report can be accessed on the Company's investor relations website at http://ir.cashchina.cn as well as the SEC's website at http://www.sec.gov.

The Company will provide a hard copy of its annual report, free of charge, to its shareholders and ADS holders upon request. Requests should be directed to the Company's IR Department at ir@cashchina.cn.

About CNFinance Holdings Limited

CNFinance Holdings Limited (NYSE: CNF) (“CNFinance” or the “Company”) is a leading home equity loan service provider in China. CNFinance conducts business by collaborating with sales partners and trust company partners. Sales partners are responsible for recommending micro- and small-enterprise (“MSE”) owners with financing needs to the Company and the Company introduces eligible borrowers to its trust company partners who will then conduct their own risk assessments and make credit decisions. The Company’s primary target borrower segment is MSE owners who own real properties in Tier 1 and Tier 2 cities and other major cities in China. The loans CNFinance facilitated are primarily funded through a trust lending model with its trust company partners who are well-established with sufficient funding sources and have licenses to engage in lending business nationwide. The Company’s risk mitigation mechanism is embedded in the design of its loan products, supported by an integrated online and offline process focusing on risks of both borrowers and collateral and further enhanced by effective post-loan management procedures.

For more information, please contact:

CNFinance

E-mail: ir@cashchina.cn